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                            September 18, 2023

       Vance Chang
       Chief Financial Officer
       Dine Brands Global, Inc.
       450 North Brand Boulevard
       Glendale, CA 91203

                                                        Re: Dine Brands Global,
Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Filed March 1, 2023
                                                            Form 10-Q for the
Fiscal Quarter Ended June 30, 2023
                                                            Filed August 3,
2023
                                                            File No. 001-15283

       Dear Vance Chang:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Events Impacting Comparability of Financial Information, page 32

   1. Your CFO discussed in your earnings call for the fourth quarter of 2022 that "Applebee's and IHOP experienced
18% and 21% inflation for the year, respectively" and
                                                        your IHOP franchisees
"continue to deal with more elevated inflationary pressures." It appears from earnings
calls regarding fiscal 2023 results inflation continues to impact these franchises,
including development activity. However, there were not disclosures in your 2022 Form 10-K
or 2023 Form 10-Q's regarding these inflation impacts. To the extent material, please
disclose in your annual and interim period filings the impact of inflationary pressures
on food costs and restaurant development for Applebee's and IHOP franchises. Also,
discuss actions taken or planned to mitigate inflationary pressures.
 Vance Chang
Dine Brands Global, Inc.
September 18, 2023
Page 2
         Refer to Item 303(b)(2)(i) and (ii) of Regulation S-K.
Liquidity and Capital Resources of the Company
Cash Flows
Operating Activities, page 48

2. Your analysis refers to noncash items, accrued employee incentive compensation and marketing accruals in the explanation of the decrease in cash provided by operating activities in fiscal 2022 compared to fiscal 2021. Note references to these items may not provide a sufficient basis to understand how operating cash actually was affected between periods without further context, particularly in regard to noncash items that do not appear to affect cash. Please refer to the introductory paragraph of section IV.B and B.1 of
         Release No. 33-8350 for guidance on the analysis of operating cash flows and revise your disclosure as appropriate. Also, discuss the reason for the cited difference in timing of payments of advertising that affected operating cash in each period. Further, you cite a decrease in income taxes paid, but it does not appear to be a primary driver in the change in your operating cash flows between the noted periods. Please ensure to discuss all material items that affected operating cash flows from period to period, including material changes within operating cash flows that offset one another. Refer to
Item 303(b) of
         Regulation S-K.
Form 10-Q for Fiscal Quarter Ended June 30, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparison of the Three and Six Months Ended June 30, 2023 and 2022 Franchise Operations, page 33

3. During your earnings call for the second quarter of 2023, the CFO stated that due to underperforming restaurants you are "now expecting 25 to 35 net fewer
Applebee   s
       locations in 2023, down from 10 to 20 net fewer locations previously expected." Please disclose if this change in Applebee's restaurant development activities is a known trend or uncertainty that is reasonably likely to have a material impact on franchise fee revenue and income from operations in fiscal year 2023. Additionally, clarify for us and disclose to the extent material the impact on Applebee's franchise fee revenue and expenses
FirstName LastNameVance Chang
       regarding the refranchising of 69 Applebee's company-operated restaurants in October
Comapany
       2022NameDine
             as well as Brands   Global, Inc.
                         the net decrease of 17 in Applebee's locations during
the first six months
       of 2023.
September        Refer
            18, 2023     to the
                      Page   2 instructions to Item 303(c) of Regulation S-K.
FirstName LastName
 Vance Chang
FirstName LastNameVance
Dine Brands Global, Inc. Chang
Comapany 18,
September NameDine
              2023 Brands Global, Inc.
September
Page 3    18, 2023 Page 3
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Robert Shapiro at 202-551-3273 or Doug Jones at 202-551-3309 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services